SECURITIES  AND  EXCHANGE  COMMISSION
                                WASHINGTON,  DC  20549

                                     FORM  12B-25

                             NOTIFICATION  OF  LATE  FILING

                                              COMMISSION  FILE  NUMBER  0-27725

CUSIP NUMBER
04517X 10 5

(CHECK  ONE)

| |  FORM  10-K  AND  FORM  10-KSB        | |  FORM  11-K
| |  FORM  20-F     |X|  FORM  10-Q  AND  FORM  10-QSB      | |  FORM  N-SAR

FOR  THE  PERIOD  ENDED  SEPTEMBER 30, 2000

|  |  TRANSITION  REPORT  ON  FORM  10-K  AND  FORM  10-KSB
|  |  TRANSITION  REPORT  ON  FORM  20-F
|  |  TRANSITION  REPORT  ON  FORM  11-K
|  |  TRANSITION  REPORT  ON  FORM  10-Q  AND  FORM  10-QSB
|  |  TRANSITION  REPORT  ON  FORM  N-SAR

     FOR  THE  TRANSITION  PERIOD  ENDED  ____________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

IF THE NOTIFICATION RELATED TO A PORTION OF THE FILING CHECKED ABOVE, IDENTIFY THE ITEM(S) TO WHICH NOTIFICATION RELATES:

                                     PART  I
                             REGISTRANT  INFORMATION

FULL  NAME  OF  REGISTRANT:       Asia4Sale.com,  Inc.

FORMER  NAME  IF  APPLICABLE:     HL  Investments,  Inc.

ADDRESS  OF  PRINCIPAL
EXECUTIVE  OFFICE:                2465  West  12th  Street,  Suite  2

CITY,  STATE  AND  ZIP  CODE:     Tempe  AZ  85281-6935

                                     PART  II

                             RULE  12B-25(B)  AND  (C)

IF  THE  SUBJECT  REPORT  COULD NOT  BE FILED  WITHOUT  UNREASONABLE  EFFORT  OR
EXPENSE  AND  THE  REGISTRANT  SEEKS  RELIEF  PURSUANT  TO  RULE  12B-25(B), THE
FOLLOWING  SHOULD  BE  COMPLETED.  (CHECK  APPROPRIATE  BOX.)

|X| (A) THE REASONS DESCRIBED IN DETAIL IN PART III OF THIS FORM COULD NOT BE ELIMINATED WITHOUT UNREASONABLE EFFORT OR EXPENSE;

|X| (B) THE SUBJECT ANNUAL REPORT, SEMI-ANNUAL REPORT, TRANSITION REPORT OF FORMS 10-K, 10-KSB, 20-F, 11-K OR FORM N-SAR, OR PORTION THEREOF WILL BE FILED ON OR BEFORE THE 15TH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; OR THE SUBJECT QUARTERLY REPORT OR TRANSITION REPORT ON FORM 10-Q, 10-QSB, OR PORTION THEREOF WILL BE FILED ON OR BEFORE THE FIFTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; AND

| | (C) THE ACCOUNTANT'S STATEMENT OR OTHER EXHIBIT REQUIRED BY RULE 12B-25(C) HAS BEEN ATTACHED IF APPLICABLE.


                                    PART  III

                                    NARRATIVE

STATE BELOW IN REASONABLE DETAIL THE REASONS WHY FORMS 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR OR THE TRANSITION REPORT PORTION THEREOF COULD NOT BE FILED WITHIN THE PRESCRIBED TIME PERIOD. (ATTACH EXTRA SHEETS IF NEEDED.)

Registrant experienced a significant increase in both gross revenue and operating costs, occasioned by the acquisition of WWA World Wide Auctioneers
(USA) Inc. and its subsidiaries in Europe, the Middle-East and Asia. See unaudited Consolidated Statement of Income below.

                                     PART  IV

                                OTHER  INFORMATION

(1)  NAME  AND  TELEPHONE  NUMBER  OF  PERSON  TO  CONTACT  IN  REGARD  TO  THIS
NOTIFICATION:

           James  Emberton       (852)           2866  4311
          -----------------------------------------------------
          (NAME)             (AREA  CODE)   (TELEPHONE  NUMBER)

(2) HAVE ALL OTHER PERIODIC REPORTS REQUIRED UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SECTION 30 OF THE INVESTMENT COMPANY ACT OF 1940 DURING THE PRECEDING 12 MONTHS OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORT(S) BEEN FILED? IF THE ANSWER IS NO, IDENTIFY REPORT(S).
                                        |X|  YES     | |  NO

(3) IS IT ANTICIPATED THAT ANY SIGNIFICANT CHANGE IN RESULTS OF OPERATIONS FROM THE CORRESPONDING PERIOD FOR THE LAST FISCAL YEAR WILL BE REFLECTED BY THE EARNINGS STATEMENTS TO BE INCLUDED IN THE SUBJECT REPORT OR PORTION THEREOF?
                                        |X|  YES     | |  NO

IF SO, ATTACH AN EXPLANATION OF THE ANTICIPATED CHANGE, BOTH NARRATIVELY AND QUANTITATIVELY, AND, IF APPROPRIATE, STATE THE REASONS WHY A REASONABLE ESTIMATE OF THE RESULTS CANNOT BE MADE.

Registrant experienced a significant increase in both gross revenue and operating costs, occasioned by the acquisition of WWA World Wide Auctioneers
(USA) Inc. and its subsidiaries in Europe, the Middle-East and Asia. See unaudited Consolidated Statement of Income below.

                     Consolidated Statement of Income (Unaudited)
                     --------------------------------------------

                                        Three Months Ending      Nine Months Ending
                                               Sep 30                  Sep 30
                                         2000         1999        2000         1999
                                     ------------  ----------  -----------  ----------
REVENUES                             $   200,664           0      278,511           0
 Less Cost of Sales                      182,799           0      189,469           0
                                     ------------  ----------  -----------  ----------
  Gross Profit                            17,865           0       89,042           0

OPERATING EXPENSES
 Depreciation and Amortization             2,245           0        4,262           0
 General & Administrative Expense        519,563      19,353      891,330      19,353
                                     ------------  ----------  -----------
  Total Operating Expenses               521,808      19,353      895,592      19,353

INCOME <LOSS> FROM OPERATIONS           (503,943)    (19,353)    (806,550)    (19,353)
                                     ------------  ----------  -----------  ----------

OTHER INCOME
 Interest Income                           2,975         336       22,766         336
                                     ------------  ----------  -----------  ----------
  Total Other Income                       2,975         336       22,766         336

NET INCOME                           $  (500,968)    (19,017)    (783,783)    (19,017)
                                     ------------  ----------  -----------  ----------

NET INCOME (LOSS) PER SHARE          $    (0.046)     (0.019)      (0.073)     (0.019)
                                     ------------  ----------  -----------  ----------

WEIGHTED AVERAGE SHARES OUTSTANDING   10,800,000   1,000,000   10,800,000   1,000,000
                                     ============  ==========  ===========  ==========


Reported in accordance with United States generally accepted accounting principles ("GAAP") for interim financial information.

                                  Asia4Sale.com,  Inc.
                            --------------------------------
                  (NAME  OF  REGISTRANT  AS  SPECIFIED  IN  CHARTER)

HAS CAUSED THIS NOTIFICATION TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

     DATE:  November 14, 2000            BY:  /S/  James Emberton
                                            -----------------------
                                            Chief Financial Officer